Exhibit 99.1

Appendix 4C – Q3 FY26 Quarterly Cash Flow Report & Corporate Update

Highlights

●	Aligned with the FDA in two Positive Type C meetings supporting key elements of the planned Phase 3 program for ATH434 in MSA

●	Advancing ATH434 toward pivotal Phase 3 program; on track for End-of-Phase 2 FDA meeting mid-year 2026

●	Late breaking platform presentation at American Academy of Neurology annual meeting demonstrated consistent evidence of efficacy and reinforces ATH434's clinical profile

●	Strengthened clinical leadership with appointment of Dr. Daniel Claassen as Chief Medical Advisor

●	Enhanced Board of Directors with appointment of Ms. Ann Cunningham, bringing extensive global commercial and neurodegenerative disease expertise

●	Hosted a virtual KOL event featuring leading experts to highlight clinical progress on MSA program and reinforce the scientific rationale for ATH434

●	Alterity continues to engage in discussions with a number of pharmaceutical companies regarding potential strategic collaboration opportunities for ATH434

●	Cash balance of A$44.53 million at 31 March 2026

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 30 April 2026: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, today released its Appendix 4C Quarterly Cash Flow Report and update on company activities for the quarter ending 31 March 2026 (Q3 FY26).

“We continue to build momentum across our ATH434 program in Multiple System Atrophy (MSA), including productive FDA engagement that supports our path toward Phase 3 initiation,” said, David Stamler, M.D., Chief Executive Officer of Alterity Therapeutics. “Importantly, we reached agreement with the FDA on key elements of our pivotal development program related to clinical pharmacology, non-clinical development and CMC. Confirming alignment with the FDA in these areas provides an important foundation for our planned End-of-Phase 2 meeting that remains on track for midyear. In addition to our regulatory progress, we presented new analyses of our Phase 2 data that demonstrates consistent evidence of slowing disease progression, further strengthening the clinical profile of ATH434 and our overall confidence in the program.”

Dr. Stamler, continued, “We are pleased to welcome Dr. Daniel Claassen to our management team and Ms. Ann Cunningham to our Board of Directors. Their collective expertise strengthens our capabilities as we execute on our next phase of growth. We continue to engage with a number of pharmaceutical companies regarding potential strategic collaboration opportunities for ATH434. Together, with our ongoing engagement with the investment and medical communities, we are well positioned to advance ATH434 and deliver on our mission to bring meaningful therapies to patients living with MSA.”

ATH434 Clinical and Regulatory Update

Regulatory Progress

Alterity received significant endorsements from the U.S. Food and Drug Administration (FDA) regarding its planned Phase 3 development program for ATH434 in MSA. In March 2026, Alterity received written feedback from a Type C meeting supporting its plans related to clinical pharmacology and non-clinical development elements of its development program. Subsequent to the end of the period, the company received written feedback from a Type C interaction with the FDA on the chemistry, manufacturing, and control (CMC) elements of the program. The Type C Meetings are part of a multidisciplinary strategy to seek alignment with the FDA on readiness to initiate a Phase 3 pivotal trial in MSA. The planned End-of-Phase 2 meeting with the FDA remains on track for mid-year 2026.

Clinical Program

Subsequent to the end of the period, Alterity presented new data analyses from the ATH434-201 Phase 2 trial showing consistent evidence of clinical efficacy for ATH434 by slowing functional decline in patients with MSA. The presentation described an analysis from the ATH434-201 Phase 2 clinical trial in MSA utilizing a novel endpoint called the MSA Combined Outcome Assessment (MuSyCA). ATH434 slowed disease progression versus placebo on the MuSyCA assessment, with a treatment effect of −1.9 (75 mg dose) to −4.0 points (50 mg dose, p=0.034, relative treatment effect 41%) at Week 52. Beneficial effects were seen on both activities of daily living and neurological examination components, consistent with previously reported results on the established endpoint of UMSARS I1.

The analyses were delivered as an oral presentation by Dr. Daniel Claassen at the American Academy of Neurology (AAN) Annual Meeting during a Late Breaking Science Session: “ATH434 Demonstrates Disease-Modifying Signal in Multiple System Atrophy Using the MuSyCA Composite Scale.”

Strategic Discussions

Alterity continues to engage in discussions with a number of pharmaceutical companies regarding potential strategic collaboration opportunities for ATH434. These discussions reflect ongoing interest in the program’s clinical profile, orphan disease status and late-stage development.

Corporate and Financial Update

Governance and Leadership

In March 2026, Daniel O. Claassen, M.D., M.S., was appointed Chief Medical Advisor, bringing deep clinical and development expertise to Alterity. Dr. Claassen was the coordinating investigator for Alterity’s Phase 2 study in MSA and will be instrumental as the Company advances ATH434 into Phase 3. Dr. Claassen is a board-certified neurologist and internationally recognized expert in neurodegenerative diseases, with more than two decades of clinical and translational research in movement disorders and cognitive and behavioral neurology. Dr. Claassen is a sought-after investigator and collaborator in translational neuroscience and has served as principal investigator on numerous clinical trials, working across academic medical centers and industry partnerships to advance new therapies for neurodegenerative disorders.

Subsequent to the end of the quarter, Alterity strengthened the composition of its Board of Directors by appointing Ms. Ann Cunningham to its Board as an independent Non-Executive Director. Ms. Cunningham brings more than 25 years of global pharmaceutical and biotechnology experience, with deep expertise in commercial strategy and leadership across neurodegenerative disease and psychiatry. She has held senior roles at leading global organisations including Eli Lilly and Company and Teva Pharmaceuticals, where she led multiple marketing and sales teams and was responsible for neurodegenerative and psychiatry portfolios.

Investor Engagement

The Company continues to actively engage the investment community with participation in the JP Morgan Healthcare Conference Week in the USA as well as the Bell Potter Healthcare Horizons Summit, the Emergence Life Science Investor Day, and the Impact Invest Summit in Australia.

In April 2026, Alterity hosted a virtual key opinion leader (KOL) event featuring Roy Freeman, MD, Professor of Neurology at Harvard Medical School and Daniel Claassen, MD, MS. Dr. Freeman presented an overview of MSA and the need for new treatments and Dr. Claassen presented new analyses of the Phase 2 data demonstrating a mechanistic link between chaperoning, or redistributing, excess iron and slowing the progression of MSA. The webcast recording of the presentation is available by clicking here.

Cash Position

As of 31 March 2025, Alterity held cash and cash equivalents of A$44.53 million. Operating cash outflows for the quarter were A$4.73 million. The Company believes its strong cash position provides a solid runway to progress regulatory, clinical and commercial objectives while advancing partnering discussions from a position of financial strength.

In accordance with ASX Listing Rule 4.7C, payments of A$406k made to related parties and their associates during the quarter included non-executive directors’ fees, managing director salary and bonus payments, consulting fees, remuneration and superannuation at commercial rates.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company is focused on developing disease modifying therapies in Multiple System Atrophy (MSA) and related Parkinsonian disorders. Alterity is preparing to initiate a Phase 3 pivotal trial in MSA, a rare and rapidly progressive disease. ATH434, the Company’s lead asset, has demonstrated clinically meaningful efficacy in a randomized, double-blind, placebo-controlled Phase 2 clinical trial in participants with MSA. Alterity has further reported positive data in its open label Phase 2 clinical trial in participants with advanced MSA. In addition, Alterity has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s website at https://alteritytx.com.

1 Unified MSA Rating Scale, Part I (historical review) assess activities of daily living. Domains assessed include speech, swallowing, handwriting, cutting food/handling utensils, dressing, hygiene, walking, falling, orthostatic symptoms, urinary function, sexual function and bowel function.

Authorisation & Additional information

This announcement was authorized by the Board of Directors of Alterity Therapeutics Limited.

Contacts:

Investors

Elyse Shapiro

ir@alteritytx.com

Remy Bernarda

Investor Relations Advisory Solutions

ir@alteritytx.com

+1 (415) 203-6386

Media

Casey McDonald

Tiberend Strategic Advisors, Inc.

cmcdonald@tiberend.com

+1 (646) 577-8520

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company's intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Appendix 4C

Quarterly cash flow report for entities
         subject to Listing Rule 4.7B

Name of entity
Alterity Therapeutics Limited
ABN	Quarter ended (“current quarter”)
37 080 699 065	31 March 2026

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	-	-
1.2	Payments for
	(a) research and development	(2,801)	(10,134)
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	(343)	(876)
	(d) leased assets	-	-
	(e) staff costs	(1,459)	(4,038)
	(f) administration and corporate costs	(534)	(1,462)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	406	1,222
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	1	(60)
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(4,730)	(15,349)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	-	-

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	20,376
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	-	(1,108)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(33)	(99)
3.10	Net cash from / (used in) financing activities	(33)	19,169

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	49,205	40,661
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(4,730)	(15,349)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	-
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(33)	19,169
4.5	Effect of movement in exchange rates on cash held	86	47
4.6	Cash and cash equivalents at end of period	44,528	44,528

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	44,528	49,205
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	44,528	49,205

6.	Payments to related parties of the entity and their associates	Current quarter $A'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	406
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

The amount at 6.1 includes payment of director’s fees and salaries and consulting fees, excluding GST where applicable.

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6

Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(4,730)
8.2	Cash and cash equivalents at quarter end (item 4.6)	44,528
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	44,528

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	9.4

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
	8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer: N/A

8.6.2         Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Answer: N/A
	8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer: N/A
	Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:                   30 April 2026

Authorised by:	The Board of Alterity Therapeutics Limited
(Name of body or officer authorising release – see note4)

Notes

1.

This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.

If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.

If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.

If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)

+ See chapter 19 of the ASX Listing Rules for defined terms.